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ECN EXCHANGE OFFER

Presentation to Fixed Income Investors March 2014

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DISCLAIMER

THIS DOCUMENT IS BEING PROVIDED TO YOU SOLELY FOR YOUR INFORMATION AND FOR USE
AT A PRESENTATION TO BE HELD IN CONNECTION WITH THE EXCHANGE OFFER DESCRIBED
HEREIN. THE DISTRIBUTION OF THIS PRESENTATION INTO ANY JURISDICTION MAY BE
RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS PRESENTATION COMES SHOULD
INFORM THEMSELVES ABOUT AND OBSERVE ANY SUCH RESTRICTION. FAILURE TO COMPLY WITH
ANY SUCH RESTRICTIONS MAY CONSTITUTE A VIOLATION OF APPLICABLE SECURITIES LAWS.

This document has been prepared by Lloyds Banking Group plc (the "Group") and comprises the written materials/slides for a presentation concerning LBG Capital
No. 1 plc and LBG Capital No. 2 plc's offers to exchange certain enhanced capital notes for the Group's Tier 1 securities (the "Exchange Offer"). By reviewing/attending this presentation you agree to be bound by the following conditions.

The Group has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form F-4 (including the prospectus contained therein)
and a tender offer statement on Schedule TO and other documents relating to the
Exchange Offer. Holders are advised to read carefully the registration statement, prospectus, tender offer statement and other documents as they contain important information about the Exchange Offer and procedures for participating in the Exchange Offer. Copies of these documents are available for free by visiting EDGAR on the SEC website at www.sec.gov. In addition, copies of the registration statement, prospectus and tender offer statement may be obtained free of charge by contacting the Group at 25 Gresham Street, London
EC2V 7HN, England, telephone +44 207 626 1500.

The information in this presentation has been provided by Lloyds Banking Group plc (the "Company") and the Group or obtained from publicly available sources.

This presentation speaks as at the date hereof and has not been independently verified. None of the Company, any Group member, their respective advisers or any other party is under any duty to update or inform any recipient of any changes to information in this presentation, provide any recipient with access to any additional information or to correct any inaccuracies in any such information which may become apparent. No representation or warranty (express or implied) is given by the Company, any member of the Group or any of their respective affiliates, agents, directors, partners and employees that the information in this presentation is correct or complete, and none of them accepts any liability whatsoever for any loss or damage howsoever arising from any use of this presentation or otherwise arising in connection therewith.

This presentation has been issued by and is the sole responsibility of the
Company. None of the Joint Dealer Managers appointed in relation to the Exchange
Offer or their respective affiliates, agents, directors, partners and employees accepts any responsibility whatsoever for, or makes any representation or warranty, express or implied, as to the contents of this presentation or for any other statement made or purported to be made by it, or on its behalf, in connection with the Company, the Group, the Exchange Offer or any of the
securities referred to herein. Subject to applicable law, each of the Joint
Dealer Managers accordingly disclaims any and all responsibility and/or liability, whether arising in tort, contract or otherwise, which it might otherwise have in respect of this presentation or any such statement. This presentation is published solely for informational purposes and does not constitute investment advice. Recipients should consult with their own legal, regulatory, tax, business, investment, financial and accounting advisors to the extent that they deem it necessary, and make your own investments, hedging and trading decisions (including decisions regarding the suitability of the Offers)
based upon their own judgement as so advised, and not upon any information herein.

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AGENDA

EXECUTIVE SUMMARY

CAPITAL STRATEGY

TRANSACTION OVERVIEW

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EXECUTIVE SUMMARY

Background and rationale

CAPITAL
POSITION

*    Strong capital position

--   10.3% CET1 ratio(1)

*    Significant capital generation

--   Expect CET1 generation, including the effects of this transaction and prior to any dividends, to be c.2.5% over the next two years and 1.5-2% per annum thereafter

TRANSACTION
OVERVIEW

*    The Group is inviting holders of all 33 series of Enhanced Capital Notes
     (ECNs) to participate in exchange / tender offers (as applicable)

*    Targeted prioritised exchange offer of ECNs into new Additional Tier 1
     (AT1) securities, capped at c.[pound]5bn of new AT1 securities

*    Retail cash tender offer for eligible holders of Sterling ECNs outside US

*    Pricing consistent with current trading levels as at launch

*    Estimated one-off accounting charge of c.[pound]1bn(2), based on current market prices, more than half comprising the accelerated amortisation of the ECN derivative; current year benefit to net interest margin of c.5bp(2)

RATIONALE

*    Aligns capital base to evolving CRD IV framework, delivering the Group's medium term AT1 requirement

*    Improves leverage ratios by c.0.5%(2)

*    Improves rating agency capital measures

*    Provides opportunity to mitigate ECN regulatory call uncertainty

(1)  Stated on an estimated adjusted basis, as reported at FY 2013 results. (2)
     Assumes [pound]5bn of new notes issued.

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AGENDA

EXECUTIVE SUMMARY

CAPITAL STRATEGY

TRANSACTION OVERVIEW

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CAPITAL STRATEGY AND OUTLOOK

Strong sustainable returns and capital position

BUSINESS MODEL

*    Substantial strategic progress and improved performance

*    Lower risk with strong, sustainable returns

*    Strongly capital generative

STRONG CAPITAL
POSITION

*    CET1 ratio of 10.3%(1); 3% above conversion trigger and materially above current Combined Buffer requirements (at which distribution restrictions apply)

*    Expect, including the effects of the transaction and prior to any dividends, to generate fully loaded CET1 capital of around 2.5 percentage points over the next two years, and thereafter 1.5-2 percentage points per annum

*    Expect medium term, steady state CET1 target around 11%, which provides a buffer of c.4% above the 7% trigger. This is equivalent to an increase in
     RWA of c.55% (c.[pound]155bn) or losses of c.[pound]11bn

*    Lower risk, strongly capital generative business model positions the Group well for future Combined Buffer requirements

DIVIDEND POLICY

*    Board expects to apply to the PRA in the second half of 2014 to restart dividend payments, commencing at a modest level

*    The Board currently intends to take into account the relative ranking of the

*    AT1 securities in the Group's capital structure, although the Board may at any time depart from this policy at its sole discretion

(1)  Stated on an estimated adjusted basis, as reported at FY 2013 results.

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CAPITAL POSITION -- IMPACT OF TRANSACTION

Aligns capital base to evolving CRD IV capital framework

RESTATED CAPITAL COMPOSITION (%)

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YEAR END 2013 CAPITAL POSITION

*    Strong CET1 ratio of 10.3% (1)

RESTATED POST EXCHANGE(2)(3)* Substantially improved quality of capital, with
c.[pound]5bn of new AT1 * Delivers 1.8% of AT1 * Total Capital position unchanged * Improves rating agency capital measures

(1)  Stated on an estimated adjusted basis, as reported at FY 2013 results

(2)  Assumes c.[pound]5bn of AT1 issued with a one-off charge of c.[pound]1bn below underlying profit.

(3)  Excludes retail cash offer.

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TARGET CAPITAL POSITION

Optimises capital base in the context of evolving capital framework

CAPITAL COMPOSITION

TRANSITION TO 1 JAN 2019

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   Dec 2013 Pro Forma Post Exchange(1)

 1 Jan 2014 CRD IV(3) Requirement

'Steady State' CRD IV(3) Requirement

*    Medium term steady state CET1 target of around 11% to cover Individual
     Capital Guidance(2) and systemic buffers

*    Total capital target ratio to be in excess of 17%

*    Expect a c.4% buffer to 7% trigger (buffer currently 3%), equating to an increase in RWA of c.55% (c.[pound]155bn) or losses of c.[pound]11bn

*    Materially above current Combined Buffer requirements (at which distribution restrictions apply)

*    Lower risk capital generative business model positions the Group well for future Combined Buffer requirements

(1)  Assumes c.[pound]5bn of AT1 issued with a one-off charge of c.[pound]1.0bn below underlying profit.

(2)  Individual Capital Guidance (ICG) is a PRA requirement under Pillar 2a.

(3)  CRD IV as implemented in the UK by the PRA through PS 7/13. (4) Includes grandfathered securities.

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AGENDA

EXECUTIVE SUMMARY

CAPITAL STRATEGY

TRANSACTION OVERVIEW

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SUMMARY OF TRANSACTION

Overview

*    Holders of ECNs have the opportunity to exchange their ECNs for new AT1 securities

*    The AT1 securities offered in the exchange offers will be capped at
     c.[pound]5bn

*    The offers are priced consistent with current trading levels

*    There is a waterfall mechanism which will determine the acceptance of notes in the exchange offer

*    The USD exchange offer will be open for 20 business days, unless otherwise extended

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SUMMARY OF TRANSACTION

ECNs and regulatory call feature

PURPOSE OF
ECNs

*    ECNs were originally issued in 2009 for the purpose of qualifying as core capital for stress test purposes

*    They contain a 5% core capital equity conversion trigger(1), above the then prevailing regulatory capital minimum

*    This trigger is well below(2) the minimum 4% fully loaded CET1 ratio specified under CRD IV applicable from 1 January 2014 (4.5% from 2015)

*    The Group would be in breach of current minimum capital regulations before the ECNs contractually convert

CURRENT
RISKS

*    ECN Conditions include a Regulatory Call Right which would be triggered if, amongst other things, the ECNs cease to be taken into account for the purposes of any 'stress test' applied by the PRA (successor to the
     Financial Services Authority) in respect of core capital

*    Whilst still uncertain, management believes recent developments resulting in higher capital requirements for banks, including a changed definition of core capital, make it likely that the ECNs will not provide going concern benefit under future stress tests

*    For most Series of ECNs, the relevant Regulatory Call Price is substantially lower than the Exchange Price

*    The offers provide holders with a means to mitigate the uncertainty around the Regulatory Call Right in the ECNs, whilst aligning the Group's capital base to the evolving CRD IV framework

*    If the Regulatory Call Right were to be used by the Issuer, the Group currently intends that it would prioritise redemption of the Series accepted or which ranks higher than an accepted Series in the various waterfalls of this transaction, over those Series which were not able to be accepted or were prorated

(1)  Based on the definition of Core Tier 1 (CT1) as communicated by the FSA in a letter to the British Banking Association, dated 1 May 2009.

(2)  Using 31 Dec 2013 published ratios, the Group's fully loaded CET1 ratio was
     4.0% lower than its CT1 ratio. This difference applied to a 5% CT1 ratio gives a CET1 ratio of 1.0% .

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USD EXCHANGE OFFER

Overview

RATIONALE

*    Aligns capital base to the evolving CRD IV framework, delivering the
     Group's medium term

 AT1 requirement

*    Improves leverage ratio metrics and rating agency capital measures

*    Provides opportunity to mitigate ECN regulatory call uncertainty

ELIGIBILITY

*    Holders will receive AT1 only if the principal amount of the AT1 Securities issued is at least equal to or greater than $200,000 (both before and after scaling, if any)

*    Global offer, subject to applicable securities laws

TARGET NOTES

*    USD denominated ECNs: 4 Series with c.$2.9bn outstanding

OFFER TYPE AND PRICING

*    AT1 output securities: $ 7.500% PNC10 Maximum $1.675bn AT1 Securities

*    Pricing consistent with current trading levels

OFFER PERIOD

*    Launch 6 March 2014

*    USD Exchange -- minimum 20 US business day offer period, depending on SEC review. Earliest expiration on 2 April 2014(1)

*    Results announced 3 April 2014

(1)  Expiration subject to SEC declaring registration statement and schedule TO effective.

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KEY METRICS AND ACCOUNTING

The anticipated impact of the exchange on key metrics

IMPACT ON
KEY METRICS

*    CET1 Ratio

*    Tier 1 Ratio

*    Basel III and CRD IV Leverage Ratio

*    SandP RAC Ratio

*    Underlying Profit

*    Tangible Net Asset Value (TNAV)

*    Net Interest Margin

*    Coupons on AT1s

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*    Impact of one-off charge (included in current capital guidance)

*    AT1 notes contribute to all of these ratios

*    Removal of interest expense of exchanged ECNs

*    Impact of one-off charge, net of tax

*    In 2014

*    AT1 coupons will be accounted for as dividends, net of tax

ACCOUNTING

*    The AT1 instruments will be equity accounted

--   AT1 coupons will be shown as dividends in the statement of changes in equity

--   not part of the PandL

--   Positive effect on the Group's net interest margin of c.5bp in 2014

--   There will be no new embedded derivative option on the balance sheet

--   Coupon payments will be tax deductible for UK corporate income tax purposes

*    On completion of the offers there will be a one-off charge of c.[pound]1bn, below underlying profit

--   The amortisation of the ECN embedded derivative option will be accelerated
     (>50% of the one-off charge)

--   The exchange price is at a premium to the book value of the ECN liability

--   The embedded derivative option on residual ECNs remains outstanding

Note: impact on key metrics assumes [pound]5bn of new notes.

EXCHANGE OFFER

Summary terms of the output AT1 securities

LLOYDS BANKING GROUP

ISSUER	▪ Lloyds Banking Group plc
EXPECTED ISSUE RATINGS	▪ BB- (S&P); BB- (Fitch)
AT1 SECURITIES	▪ Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities
ISSUE FORMAT	▪ USD: Perp NC10
DENOMINATIONS	▪ 200,000, integral multiples of 1,000 in excess thereof
COUPON STRUCTURE	▪ Fixed until first call date, reset every 5 years thereafter (non-step) ▪ Payable quarterly in arrear, subject to Interest Cancellation
INTEREST CANCELLATION	▪ Non-cumulative, fully discretionary, subject to sufficient distributable items, solvency test and any other MDA restriction
OPTIONAL REDEMPTION	▪ On the first call date and every 5 years thereafter at par with accrued interest, subject to regulatory approval ▪ Callable on Regulatory Event or Tax Event at par with accrued interest, subject to regulatory approval
REGULATORY EVENT	▪ All of the principal amount fully ceases (or would fully cease) to count towards Tier 1 Capital of the Group
TAX EVENT	▪ As a result of a change in tax law, occurrence of various tax events as described more fully in the appendix
CONVERSION INTO ORDINARY SHARES	▪ Conversion into LBG ordinary shares upon a breach of the Trigger Event at a fixed conversion price of $1.072 (subject to limited anti-dilution adjustments)
TRIGGER EVENT	▪ Group CET1 Ratio < 7% (CRD IV fully loaded basis)
SETTLEMENT SHARES OFFER	▪ The Issuer may elect that some or all of ordinary shares issued upon a breach of the conversion trigger, first be offered for sale to existing shareholders at no less than the Conversion Price (Sterling equivalent)
POINT OF NON-VIABILITY	▪ Statutory, see Risk Factors for details ▪ USD AT1 Securityholders will be deemed to have acknowledged that the AT1 Securities will be subject to the UK resolution framework

Detailed terms in Appendix. Please refer to offering document for full terms.

13

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TRANSACTION SEQUENCING AND TIMELINE

*    Offer commenced 6 March 2014

--   USD Exchange Offer: minimum 20 business day offer period, unless otherwise extended

Calendar Month                             March                                        April
Week Days      6 7 10  11  12  13  14  17  18 19 20  21  24  25  26  27  28  31  1   2 3      4   7

USD Exchange Offer Period

USD Exchange Offer Results Announcement

USD Exchange Offer Settlement Date

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SUMMARY OF TRANSACTION

Key messages

*    The Group has:

--   a strong capital position with 10.3% CET1 ratio(1)

--   a lower risk business model with strong, sustainable returns and capital generation

*    These offers align the Group's capital base to the evolving CRD IV capital framework

--   Delivers the Group's medium term AT1 requirement

--   Improves leverage ratios by c.0.5%(2)

--   Improves rating agency capital measures

--   Improves Group net interest margin by c.5bp in 2014(2)

--   Estimated one-off accounting charge of c.[pound]1bn(2)

*    Investors are offered an exchange, at pricing consistent with current trading levels, into

new  AT1 securities

*    Provides investors with an opportunity to mitigate ECN regulatory call uncertainty

(1)  Stated on an estimated adjusted basis, as reported at FY 2013 results. (2)
     Assumes [pound]5bn of new notes, based on current market prices.

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APPENDIX

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USD EXCHANGE OFFER

USD exchange offer structure

Ex c ha nge
               Pr ior ity Ty
========================= ===

USD PNC10 Exchange Offer
------------------------ -------- --- ------ --- ----- ----- ------ ------ --------
        1 LT2            NO.1 PLC USD 100k   1k  986   7.875 Nov-20   n/a  106.00
--------- -------------- -------- --- ------ --- ----- ----- ------ ------ --------
                                      3                                    L
        2 LT2            NO.2 PLC USD 4 100k 1k  408   7.875 Mar-20   n/a  106.25 L
--------- -------------- -------- --- ------ --- ----- ----- ------ ------ --------
        3 UT2            NO.1 PLC USD 100k   1k  1,259 8.000 Perp.  Jun-20 105.75
--------- -------------- -------- --- ------ --- ----- ----- ------ ------ --------
        4 UT2            NO.1 PLC USD 100k   1k  277   8.500 Perp.  Dec-21 106.00
--------- -------------- -------- --- ------ --- ----- ----- ------ ------ --------

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3
4 $ 7.500% PNC10
5
lingMaximum $1.675bn AT1 Securities
1

No.1 PLC relates to LBG Capital No.1 plc - guarantor: Lloyds Banking Group plc

No.2 PLC relates to LBG Capital No.2 plc - guarantor: Lloyds Bank plc

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USD EXCHANGE OFFER

Eligibility criteria

*    Offers to Exchange from Holders of a Series of ECNs will be accepted for new AT1 Securities, only if the principal amount of the AT1 Securities issued in exchange for such ECNs is at least equal to or greater than
     $200,000 (both before and after scaling, if any)

*    If the principal amount of AT1 Securities issued in exchange for submitted
     ECNs is less than $200,000 (both before and after scaling, if any) Holders will receive a cash payment. However, the Offerors have the right to reject any exchange instruction subject to applicable law. Holders may only submit one position per security and cannot submit multiple exchange instructions

*    Available to all investors, subject to applicable securities laws

(1)  [pound] ECNs that were accepted in whole or in part in the Non US Offer

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TRANSACTION OVERVIEW

Structural comparison with other AT1 notes

Issue Date/ Format Issue Rating

Coupon

Coupon Structure

  Interest Cancellation

Call Options

   Loss Absorption

  Trigger for Principal Loss Absorption PoNV

AT1 Securities

[]   USD: PerpNC10

[]   BB- (SandP / Fitch)

[]   7.500%

[]   Fixed until first call date, reset every 5 years thereafter (non-step)

[]   Fully discretionary (no pusher or stopper)

[]   Mandatory upon insufficient distributable items, breach of MDA or breach of solvency test

[]   Year 10 for USD and every 5-years thereafter at par

[]   Regulatory and tax calls at par

[]   Full conversion into ordinary shares upon conversion trigger breach at conversion price subject to settlement shares offer

[]   Group CET1 < 7.000%

[]   Fully Loaded

[]   Statutory

AT1 Notes

[]   EUR 1.5bn : PerpNC5 -- Mar-2014

[]   Ba2 / NR / NR

[]   6.25%

[]   Fixed until first call date, reset every 5 years thereafter (non-step)

[]   Fully discretionary (no pusher or stopper)

[]   Mandatory upon insufficient distributable items, breach of MDA or minimum capital requirements, regulator request

[]   Year 5 and any Coupon Payment Date thereafter (quarterly) at par

[]   Regulatory and tax call at par

[]   Full conversion into ordinary shares upon trigger breach at conversion price s which is higher of current market price of a common share and nominal value of common share at the time of conversion with a floor price of []4.34 (66%).

[]   CET1 < 5.125%

[]   Transitional

[]   Statutory

AT1 Notes

[]   GBP 1bn : PerpNC5 -- Mar-2014

[]   NR / BB+ / BB+

[]   6.875%

[]   Fixed until first call date, reset every 5 years thereafter (non-step)

[]   Fully discretionary (no pusher or stopper)

[]   Mandatory upon insufficient distributable items, breach of MDA or breach of solvency test

[]   Year 5 and every five years thereafter at par

[]   Regulatory and tax call at par

[]   Full conversion into Core Capital Deferred Shares upon conversion trigger breach at conversion price of [pound]80

[]   CET1 < 7.000% [] Fully loaded

[]   Statutory

AT1 Notes

[]   EUR1.5bn: Perp NC5 -- Feb 2014

[]   NR/NR/BB-

[]   7.000%

[]   Fixed until first call date, reset every 5 years thereafter (non-step)

[]   Fully discretionary (no pusher or stopper)

[]   Mandatory upon insufficient distributable items, breach of MDA or minimum capital requirements, regulator request

[]   Year 5 and any time thereafter at par

[]   Regulatory and tax calls at par

[]   Full conversion into ordinary shares upon trigger breach at conversion price which is the higher of the 5-day arithmetic mean of the closing price prior to the conversion notice, the floor price (50% of share price at issuance) and the nominal value of the shares

[]   CET1 < 5.125%

[]   Transitional

[]   Statutory

AT1 Notes

[]   USD2.0bn: Perp NC5 - Nov 2013

[]   EUR1.0bn: Perp NC7- Dec 2013

[]   NR/B+/ BB+

[]   USD: 8.250%

[]   EUR: 8.000%

[]   Fixed until first call date, reset every 5 years thereafter (non-step)

[]   Fully discretionary (no pusher or stopper)

[]   Mandatory upon insufficient distributable items, breach of MDA or breach of solvency test

[]   Year 5 for USD / 7 for EUR and reset dates thereafter at par

[]   Regulatory and tax calls at par

[]   Full conversion into ordinary shares upon trigger breach at conversion price (66.6% of share price at issuance) subject to conversion share offer

[]   CET1 < 7.000% [] Fully loaded

[]   Statutory

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REGULATORY CALL RISK FACTORS

Regulatory Call of the ECNs

The ECNs were issued for the purpose of counting as both lower tier 2 capital and 'stress test' core capital of the Group. Pursuant to the terms of the ECNs, should any series of ECNs cease to qualify for inclusion in the lower tier 2 capital of the Group or, as a result of changes to the

Regulatory Capital Requirements (as defined in the ECNs) or the interpretation or application thereof by the PRA (successor to the FSA), cease to be taken into account for the purposes of any 'stress test' applied by the PRA, in each case as more fully described in Condition 8(e) of the relevant ECNs, the relevant
Offeror has the Regulatory Call Right.

In 2009, the Group was required by the FSA to raise going concern capital sufficient to remain a viable banking group in the event of various stress scenarios by reinforcing the Group's capital ratios in stress conditions; the
ECNs formed part of that capital raising. As described above, if the ECNs cease to fulfil this purpose, the Group has the Regulatory Call Right.

There can be no assurance that the ECNs will continue to count for the purposes of 'stress tests' to be applied by the PRA to the Group. Whilst still uncertain, management of LBG believes recent developments resulting in higher capital requirements for banks, including a changed definition of core capital, make it likely that the ECNs will not provide going concern benefit under future stress tests.

Holders should be aware that, in the event an Offeror exercises the Regulatory
Call Right, pursuant to the terms of the relevant series of ECNs, such call will be exercised at par, together with accrued but unpaid interest (the 'Regulatory
Call Price'). For most series of ECNs, the relevant Regulatory Call Price is substantially lower than the Exchange Consideration pursuant to the Exchange
Offer.

The Regulatory Call Right applies to each separate series of ECNs and, where available, the relevant Offeror may choose which individual series to call

The Regulatory Call Right applies to each separate series of ECNs. Notice of redemption pursuant to the Regulatory Call Right would be required to be given on a per-series basis. Such notice may be given in relation to any one or more series of ECNs without triggering the redemption of any remaining series of
ECNs. If the Regulatory Call Right were, by its terms, ever to become exercisable and the relevant Offeror wished to make use of it, LBG and the
Offerors currently intend that they would prioritize the redemption of those series of ECNs, some part of which series is accepted for exchange in the
Exchange Offer, or which rank in the relevant Exchange Priority ahead of those series of ECNs which have been so accepted for exchange, except if the relevant series of ECNs is pro-rated by the relevant Offeror pursuant to the Exchange
Offer.

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CONVERSION MECHANISM

*    Upon occurrence of Trigger Event, the AT1 Securities will fully convert on the Conversion Date into ordinary shares of the Issuer at the

Conversion Price

*    The relevant ordinary shares will be delivered to the Settlement Shares
     Depositary. The Issuer may elect that, some or all of the Ordinary Shares issued on the Conversion Date will be offered for sale to all or some of the
Issuer's shareholders at not less than the Conversion Price (Sterling equivalent) ('Settlement Shares Offer')

*    Upon the completion of the Settlement Shares Offer the Holders of the AT1
     Securities will receive (in currency of issue), net of any costs, either

--   If all of the Ordinary Shares are sold, a pro rata share of the cash proceeds from the sale of the Ordinary Shares, or

--   If some but not all of the Ordinary Shares are sold, a pro rata share of the cash proceeds from the sale of the Ordinary Shares and a pro rata share of the Ordinary Shares not sold, or

--   If no Ordinary Shares are sold, the relevant number of Ordinary Shares that would have been received had the Issuer not elected to carry out a
     Settlement Shares Offer;

*    The Issuer's obligations under the AT1 Securities shall be irrevocably discharged and satisfied by the issuance and delivery of the relevant

Ordinary Shares to the Settlement Shares Depositary on the Conversion Date

*    Upon occurrence of a Trigger Event, AT1 Security holders will be required to deliver a Conversion Notice before the Notice Cut-off Date specified in the Conversion Notice

Conversion
Trigger

Conversion Date T=0

Settlement Shares Offer Election Notice Max T+10

Settlement Date T+12 Onwards

If the Group does not elect to utilise the Settlement Shares Offer

Conversion Date T=0

Settlement Shares Offer Election Notice Max T+10

Settlement Shares Offer Period Max T+50

Settlement Date T+52 Onwards

If the Group elects to utilise the Settlement Shares Offer

*    AT1 Securities converted into Ordinary Shares of the Issuer following a
     Conversion Trigger

*    Within 10 business days of the Conversion Date, the Issuer may decide to make a Settlement Shares Offer

*    Offer open to the Issuer's

 Shareholders to purchase Ordinary Shares

*    The Group retains ability to cancel Settlement Shares Offer at any time

*    Settlement Shares Depositary to deliver cash proceeds, Ordinary Shares,
     ADSs or a combination thereof to the relevant AT1 Security holder

TRANSACTION OVERVIEW
Terms of the output AT1 securities

LLOYDS BANKING GROUP

ISSUER	▪ Lloyds Banking Group plc
ISSUER RATING	▪ A3 (neg) / A- (neg) / A (stable) (Moody's / S&P / Fitch)
EXPECTED ISSUE RATINGS	▪ BB- (S&P); BB- (Fitch)
AT1 SECURITIES	▪ Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities
ISSUE FORMAT	▪ USD: Perp NC10
STATUS	▪ Prior to a Trigger Event, ranking junior to unsubordinated creditors and subordinated creditors (except those whose claims rank or are expressed to rank pari passu with or junior to the holders of AT1 Securities) ▪ All payments conditional upon the Issuer being solvent at the time of payment (solvency test)
COUPON STRUCTURE	▪ Fixed until first call date, reset every 5 years thereafter to the applicable prevailing 5 year mid-swap rate plus 4.76% (non-step) ▪ Payable quarterly in arrear, subject to Interest Cancellation
INTEREST CANCELLATION	▪ Non-cumulative ▪ Fully discretionary (no pusher or stopper) ▪ Mandatory cancellation upon insufficient distributable items or upon breach of solvency test. Interest shall also not be paid if, when aggregated with other discretionary distributions, any applicable MDA would be exceeded
OPTIONAL REDEMPTION	▪ On the first call date and every 5-years thereafter at the principal amount with any accrued interest ▪ The Issuer may redeem the AT1 Securities at the principal amount with any accrued interest at any time in case of a Tax Event or a Regulatory Event, subject to applicable law and regulatory approval ▪ Subject to regulatory approval, the Issuer being solvent at the time of redemption and no Conversion Trigger Notice has been given
REGULATORY EVENT	▪ As a result of a change in the regulatory classification of AT1 securities, all of the principal amount of the AT1 Securities fully ceases (or would fully cease) to be included in, or count towards the Tier 1 Capital of the Group (the Issuer and its Subsidiaries)
TAX EVENT	▪ As a result of a tax law change, (i) the Issuer has paid or will be required to pay Additional Amounts, (ii) interest payments on the AT1 Securities are not tax deductible or the amount of such deduction is materially reduced, (iii) the AT1 Securities are not treated as a loan relationship for UK tax purposes, (iv) the Issuer is de-grouped for UK tax purposes, (v) Conversion into equity would result in a tax liability, or (vi) the AT1 Securities are treated as a derivative for tax purposes
CONVERSION INTO ORDINARY SHARES	▪ Full mandatory conversion of principal into ordinary shares of the Issuer upon a breach of the Trigger at the conversion price of $1.072 subject to certain anti-dilution adjustments and subject to a Settlement Shares Offer
CONVERSION TRIGGER	▪ Group CET1 Ratio < 7% calculated on a CRD IV fully loaded basis
SETTLEMENT SHARES OFFER	▪ The Issuer may elect that, some or all of the ordinary shares issued upon a breach of the Trigger Event, will first be offered for sale to all or some of the then shareholders of the Issuer at no less than the Conversion Price (Sterling equivalent). Thereafter, the AT1 Securityholders may receive (net of costs) either (i) pro rata share of the cash proceeds from the sale of the ordinary shares to the shareholders, (ii) ordinary shares or (iii) a mixture of both (see slide on Conversion Mechanism)
POINT OF NON-VIABILITY	▪ Statutory, see Risk Factors for details ▪ USD AT1 Securityholders will be deemed to have acknowledged that the AT1 Securities will be subject to the UK resolution framework
DENOMINATIONS	▪ 200,000, integral multiples of 1,000 in excess thereof
LISTING	▪ Expected to be Ireland (GEM market)
GOVERNING LAW	▪ USD Denominated Notes: New York law, save for subordination which will be governed by Scots law

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FORWARD LOOKING STATEMENTS

This presentation contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance.
Statements that are not historical facts, including statements about Lloyds
Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as 'believes', 'anticipates',
'estimates', 'expects', 'intends', 'aims', 'potential', 'will', 'would',
'could', 'considered', 'likely', 'estimate' and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Examples of such forward looking statements include, but are not limited to:
projections or expectations of the Group's future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, expenditures or any other financial items or ratios;
statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of certain synergy targets; statements about the future business and economic environments in the United Kingdom (UK) and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry;
and statements of assumptions underlying such statements.

Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; inflation, deflation, interest rates and policies of the Bank of England, the European Central Bank and other G8 central banks; fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient funding to meet the Group's liquidity needs;
changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, without limitation, as a result of the Group's
Simplification Programme; changing demographic developments including mortality and changing customer behaviour including consumer spending, saving and borrowing habits; changes in customer preferences, changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes; natural and other disasters, adverse weather and similar contingencies outside the
Group's control; inadequate or failed internal or external processes, people and systems; terrorist acts and other acts of war or hostility and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, taxation, accounting standards or practices; regulatory capital or liquidity requirements and similar contingencies outside the Group's control;
the policies and actions of governmental or regulatory authorities in the UK, the European Union (EU), the US or elsewhere; the implementation of the draft EU crisis management framework directive and banking reform, following the recommendations made by Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the
Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; market related trends and developments;
exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and
the success of the Group in managing the risks of the foregoing.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and
Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this presentation are made as of the date hereof, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this presentation to reflect any change in Lloyds Banking Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.